EXHIBIT 10.2

September 2, 2014

Mr. Gebhard F. Rainer
2017 West Shakespeare Ave
Chicago, IL 60647

Dear Gebhard:
It is with great pleasure that I confirm our offer of the position of President and Chief Operating Officer of Coach, Inc. (“Coach” or the “Company”), reporting to Victor Luis, Chief Executive Officer of Coach. You will be a member of Coach’s Operating Group. If you accept our offer, we would like you to start work by September 29, 2014 (the “Effective Date”).  If you would prefer another starting date, please let us know. You will be considered an “officer” under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well an “Executive Officer” of Coach pursuant to Rule 3b-7 of the Exchange Act.

1.	Base Salary

$750,000 per annum.

Your salary will be paid monthly on the last Thursday of each calendar month.

Performance reviews are typically conducted at the end of our fiscal year, which presently runs from approximately July 1 through June 30. Any merit increases for which you may be eligible also would be determined at that time, and would take effect in September. You will first be eligible for a merit increase in September 2015.

2.	Incentive Compensation

You will be eligible to participate in the Coach, Inc. 2013 Performance-Based Annual Incentive Plan ("SOPS"), a cash incentive program under which your payout is based on Coach's financial performance (as well as your individual performance). The target bonus will be 100% of your salary actually earned during the fiscal year. The actual bonus payout will range from 0% of target for performance below established thresholds to 200% of target for maximum performance, with performance components, measures and target values to be established by the Company’s Board of Directors. You will be eligible for SOPS beginning in fiscal year 2015, and any such SOPS bonus earned will be pro-rated in accordance with the Effective Date.

Any SOPS bonus is paid within three months of the end of the fiscal year and you must be an employee in good standing with Coach on the SOPS bonus payment date in order to be eligible to receive any such SOPS bonus payment. After you are hired, please refer to the My Pay section of the Coach’s intranet, Coachweb, for governing terms of the SOPS bonus plan. In addition, Coach’s Board of Directors has adopted an incentive repayment policy (attached) for members of the Operating Group, which you must sign and return to me coincident with your acceptance of this offer of employment.

3.	Annual Equity Compensation

Your compensation package includes a guideline annual equity grant value of $1,500,000 to be granted in a fixed proportion of different equity vehicles as determined annually by the Committee. Your first grant, with a grant date fair value at target of $1,500,000 will be made on the first business day of the fiscal month coincident with or following the Effective Date. One-third of that value will be in the form of restricted stock units (“RSUs”), one-third of the value will be in performance restricted stock units (“PRSUs”) (at target) and one-third of the value will be in the form of stock options. All equity awards are subject to approval by the Human Resources Committee (“the Committee”) of the Coach Board of Directors. The target number of PRSUs and the RSUs that you will receive will be based on the closing price of Coach stock on the grant date (the “Grant Price”). PRSUs and RSUs cliff vest on the third anniversary of the grant date, with the number of PRSUs vesting varying from 0 – 170% of target subject to the performance conditions set forth in the grant agreement, which are expected to be based on Coach’s FY15-17 long-range plan. The number of stock options that you will receive will be based on the Grant Price and on an industry standard valuation model, Black-Scholes, which determines the value of a stock option. Stock options are exercisable one-third after one year of the grant date, one-third after two years, and one-third after three years, and such options will expire 10 years after the date of grant.

Coach may make additional, annual equity grants, and as an Operating Group member your annual grants will be in a fixed proportion of different equity vehicles and performance requirements as determined annually by the Committee. Any future grants will be determined based on your position, performance, time in job and other criteria Coach determines it its discretion, which are subject to change. After you are hired, you will receive an email alert to view and accept your grant agreements and have access to the Coach, Inc. 2010 Incentive Award Plan (as it may be amended from time to time, the “Stock Plan”) prospectus through Coachweb. You are subject to the terms and conditions of the grant agreements, including, but not limited to, the provisions relating to clawback of equity gains in certain post-employment scenarios. Notwithstanding anything to the contrary in this letter, the Stock Plan’s terms and related grant agreements, as they may be changed from time to time, are controlling.

4.	Special New Hire Compensation

To replace the long term compensation you are forfeiting with your current employer, and to incent you to join Coach, within six weeks of the Effective Date, you will be paid a sign-on cash bonus in the amount of $500,000, subject to normal tax withholding. In addition, you will receive a one-time PRSU award with a target grant date value of $1,000,000, subject to approval by the Committee. The target number of PRSUs that you receive will be based on the Grant Price, and the grant date will be the first business day of the fiscal month coincident with or following the Effective Date. These PRSUs also cliff vest on the third anniversary of the grant date, with the number of PRSUs vesting varying from 0-170% of target subject to the performance conditions set forth in the grant agreement. The PRSU award will be subject to the same performance criteria and conditions as your annual PRSU award described above. After the grant is made, you will receive an email alert to view and accept your grant agreement and have access to the Stock Plan prospectus through Coachweb. Notwithstanding anything to the contrary in this letter, the Stock Plan's terms and related grant agreements, as they may be changed from time to time, are controlling.

5.	Relocation

You are eligible for relocation under the Coach U.S. Domestic Relocation Policy for Vice Presidents and Above. Please see the enclosed packet of information. Upon your acceptance, a member of the Benefits Department will be in touch with you to get started. Should you resign your employment within two years of your start date, or if your employment is terminated for “cause,” as defined below, Coach may require you to repay relocation expenses.

6.	Severance in Certain Circumstances

If your employment at Coach should cease involuntarily for any reason other than for “cause,” as defined below (e.g. position elimination), you will receive the number of months of base salary you would be entitled to under the Coach, Inc. Severance Pay Plan. For more information, please view the Severance Plan document on Coachweb or contact Human Resources. To receive separation pay, you will be required to sign a waiver and release agreement in the form provided by Coach. This agreement will include restrictions on your ability to compete with Coach and solicit Coach employees.

7.	Section 409A of the Internal Revenue Code

It is expressly intended and contemplated that this letter comply with the provisions of Section 409A of the Code and the applicable guidance thereunder (“Section 409A”) and that the payments hereunder will either be exempt from Section 409A or will comply with the provisions of Section 409A. This letter will be administered and interpreted in a manner consistent with this intent, and, notwithstanding any provision of this letter to the contrary, in the event that Coach determines that any amounts payable hereunder would be immediately taxable to you under Section 409A, Coach reserves the right (without any obligation to do so or to indemnify you for failure to do so) to amend this letter to satisfy Section 409A or be exempt therefrom (which amendment may be retroactive to the extent permitted by Section 409A). Notwithstanding any other provision of this letter, if you are a “specified employee” within the meaning of Treas. Reg. §1.409A-1(i)(1), then the payment of any amount or the provision of any benefit under this letter which is considered deferred compensation subject to Section 409A of the Code shall be deferred for six (6) months after your “separation from service” or, if earlier, your death to the extent required by Section 409A(a)(2)(B)(i) of the Code (the “409A Deferral Period”). In the event payments are otherwise due to be made in installments or periodically during the 409A Deferral Period, the payments which would otherwise have been made in the 409A Deferral Period shall be accumulated and paid in a lump sum on the Company’s first standard payroll date that arises on or after the 409A Deferral Period ends, and the balance of the payments shall be made as otherwise scheduled. For purposes of any provision of this letter providing for reimbursements to you, such reimbursements shall be made no later than the end of the calendar year following the calendar year in which you incurred such expenses, and in no event shall the unused reimbursement amount during one calendar year be carried over into a subsequent calendar year. For purposes of this letter, you shall not be deemed to have terminated employment unless you have a “separation from service” within the meaning of U.S. Treasury Regulations Section 1.409A-1(h) All rights to payments and benefits under this letter shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Section 409A of the Code. In no event shall any liability for failure to comply with the requirements of Section 409A be transferred from you or any other individual to Coach or any of its affiliates, employees or agents.

8.	Benefits

Your other major benefits will include medical, dental, vision, life insurance, short and long term disability, Coach, Inc. Savings & Profit Sharing Plan, Employee Stock Purchase Plan, employee discount program and 25 business days of vacation per calendar year, as generally provided by the Company at a comparable level in accordance with the plans, practices and programs of the Company. We are enclosing a summary of executive benefits highlighting these programs in Your Coach Benefits Summary Kit.

As an employee of Coach, and as a part of this offer of employment, you will be subject to various Company policies set forth in the attached Addendum as well as those set forth in the Your Coach Benefits Summary Kit that accompanies this offer. Such policies include, but are not limited to the following:

•	Incentive Repayment Policy;

•	Executive Stock Ownership Policy;

•	Notice of Intent to Terminate Employment;

•	Non-Competition and Non-Solicitation Policies; and

•	Other Terms and Conditions of Employment.

By accepting this offer of employment, you are also expressly accepting to be bound by the Company policies set forth in the attached Addendum and in the packet of materials that accompany this offer letter.

Gebhard, I am excited at the prospect of your joining us at Coach to build a great future. This is Coach's entire offer of employment. As you review this offer, please feel free to contact me at 212-629-2252 or 914-217-9684 with any questions. To accept the offer, and acknowledge you are not relying on any promise or representation that is not contained in this letter, please sign in the space below and return one of the attached copies to me by September 5, 2014.
Sincerely,
___/s/ Sarah J. Dunn_______________
Sarah J. Dunn
Global Human Resources Officer
Coach, Inc.

Agreed and accepted by:

__/Gebhard F. Rainer_______    _____09/05/2014_____________
Gebhard F. Rainer                         Date

ADDENDUM

COMPANY POLICIES & CONDITIONS OF EMPLOYMENT

As an employee of Coach, you will be subject to the following policies. Please sign the acknowledgement at the end noting your understanding and agreement.

1.	Incentive Repayment Policy

Coach's Board of Directors has adopted an incentive repayment policy affecting all performance-based compensation Coach pays to members of its Operating Group. Information on this policy can be found in the Your Coach Benefits Summary Kit included with this letter. You agree that you will be subject to this repayment policy and that it may change from time-to-time as the Committee deems appropriate and/or as is required by law.

2.	Executive Stock Ownership Policy

Coach's Board of Directors has implemented a stock ownership policy for all Vice Presidents and above. Information on this policy and the recommended amounts of stock ownership for your position can be found in the Your Coach Benefits Summary Kit included with this letter. As a Section 16(b) officer of Coach, Inc., you will be required to obtain pre-approval of all Coach stock transactions from the Coach Law Department.

3.	Notice of Intent to Terminate Employment

If at any time you elect to terminate your employment with Coach, including a valid retirement from Coach, you agree to provide twelve (12) weeks advance written notice of your intent to terminate your employment and such notice shall be provided via eMail to the Chief Executive Officer and Global Human Resources Officer.  After you have provided your required notice, you will continue to be an employee of Coach.  Your duties and other obligations as an employee of Coach will continue and you’ll be expected to cooperate in the transition of your responsibilities.  Coach shall, however, have the right in its sole discretion to direct that you no longer come to work or to shorten the notice period.  Nothing herein alters your status as an employee at-will. Coach reserves all legal and equitable rights to enforce the advance notice provisions of this paragraph. You acknowledge and agree that your failure to comply with the notice requirements set forth in this paragraph shall result in: (i) Coach being entitled to an immediate injunction, prohibiting you from commencing employment elsewhere for the length of the required notice, (ii) Coach being entitled to claw back any bonus paid to you within 180 days of your last day of employment with Coach, (iii) the forfeiture of any unpaid bonus as of your last day of employment with Coach, (iv) any unvested or vested equity award held by you shall be automatically forfeited on your last day of employment with Coach, and (v) Coach being entitled to claw back any Financial Gain (as defined below) you realize from the vesting of any Coach equity award within the twelve (12) month period immediately preceding your last day of employment with Coach. “Financial Gain” shall have the meaning set forth in the various equity award grant agreements that you receive during your employment with Coach.

4.	Non-Competition and Non-Solicitation Policies

You are prohibited from counseling, advising, consulting for, becoming employed by, or providing services to a “competitor” of Coach (as defined below) during employment and the twelve (12) month period beginning on your last day of employment with Coach. You acknowledge that compliance with this paragraph is necessary to protect the business and good will of Coach and that a breach of any of these provisions will irreparably and continually damage Coach, for which money damages may not be adequate. Accordingly, in the event that you breach this paragraph, you will forfeit any unpaid bonus and Coach shall be entitled to claw back any bonus paid to you within 180 days of your last day of employment with Coach. In addition, Coach will be entitled to preliminarily or permanently enjoin you from violating this paragraph in order to prevent the continuation of such harm. For the purposes of this provision, “competitor” includes the companies, together with their respective subsidiaries, parent entities, and all other affiliates as set forth on Exhibit A, attached hereto (such companies subject to change from time-to-time, as posted on Coach’s intranet, Coachweb).

You agree that if you are offered and desire to accept employment with another business, person or enterprise, including, but not limited to, a “competitor” of Coach (as defined above), during the twelve (12) month period beginning on your last day of employment with Coach, you will promptly inform Coach’s Global Human Resources Officer, in writing, of the identity of the prospective employer, your proposed title and duties with that business, person or enterprise, and the proposed starting date of that employment. You also agree that you will inform that prospective employer of the terms of these provisions. Failure to abide by the requirements of this paragraph will also be deemed a failure to provide the required advance written notice set forth above under Notice of Intent to Terminate Employment.

You acknowledge: (a) that the scope and duration of the restrictions on your activities under these provisions are reasonable and necessary to protect the legitimate business interests of Coach; (b) that Coach does business worldwide and, therefore, you specifically agree that, in order to adequately protect Coach, the scope of the restrictions in this provision is reasonable; and (c) that you will be reasonably able to earn a living without violating the terms of these provisions.

You agree that during employment and the twelve (12) month period beginning on your last day of employment with Coach, you will not, without the prior written consent of Coach, alone, or in association with others, solicit on behalf of you, or any other person, firm, corporation or entity, any employee of Coach, or any of its operating divisions, subsidiaries or affiliates, for employment, consulting or other independent contractor arrangements. For purposes of this paragraph and to avoid any ambiguity, you and Coach agree that it will be presumed that you solicited an employee of Coach if such employee commences employment for or on behalf of you or any entity to which you provide services prior to the end of the twelve (12) month period beginning on your last day of employment with Coach. You acknowledge that compliance with this paragraph is necessary to protect the business and good will of Coach and that a breach of any of these provisions will irreparably and continually damage Coach, for which money damages may not be adequate. Accordingly, in the event that you breach this paragraph, you will forfeit any remaining earned but unpaid bonus and Coach shall be entitled to claw back any bonus paid to you within 180 days of your last day of employment with Coach. In addition, Coach will be entitled to preliminarily or permanently enjoin you from violating this paragraph in order to prevent the continuation of such harm.

5.	Other Terms and Conditions of Employment
If you accept Coach's offer of employment, our relationship is "employment-at-will." That means you are free, at any time, for any reason, to end your employment with Coach and that Coach may do the same, subject to the advance notice requirements set forth above under Notice of Intent to Terminate Employment. The Company has “cause” to terminate your employment upon (i) your willful failure to substantially perform the duties as President (other than any such failure resulting from your permanent Disability), which is not remedied within 30 days after receipt of written notice from the Company specifying such failure; (ii) your failure to carry out, or comply with, in any material respect any lawful and reasonable directive of the Chief Executive Officer, which is not remedied within 30 days after receipt of written notice from the Company specifying such failure; (iii) your commission at any time of any act or omission that results in a conviction, plea of no contest, or imposition of un-adjudicated probation for any felony or crime involving fraud, embezzlement, material misconduct, misappropriation or moral turpitude; (iv) your willful taking of or failure to take any action, which action or omission is materially injurious to the Company, whether monetarily or otherwise (including, without limitation, any act or omission that is materially detrimental to the business or reputation of the Company); (v) your unlawful use (including being under the influence) or possession of illegal drugs on the Company’s premises or while performing your duties and responsibilities; or (vi) your willful commission at any time of any act of fraud, embezzlement, misappropriation, material misconduct, or breach of fiduciary duty against the Company (or any predecessor thereto or successor thereof).
Our agreement regarding employment-at-will may not be changed, except specifically in writing signed by both the Committee and you. Coach may in its discretion add to, discontinue, or change compensation, duties, benefits and policies. Notwithstanding the foregoing two sentences, nothing in the preceding two sentences shall be construed as diminishing the financial obligations of either of the parties hereunder, including, without limitation, Coach’s obligations to pay Salary, Bonus, Severance, Equity Compensation, etc., pursuant to the pertinent provisions set forth above. All payments made hereunder are subject to the usual withholdings required by law. In the event of a breach by you of any provision of this offer letter and/or any of the Company policies which are included herewith, you agree to reimburse Coach for any and all reasonable attorney’s fees and expenses related to the enforcement of this agreement, including, but not limited to, the clawback of gains specified hereunder.
Our offer of employment is contingent on the following:

•	Formal ratification of this agreement by the Committee;

•	Your passing a credit/background check and verification of your identity and authorization to be employed in the United States;

•	Your returning a signed copy of this offer letter before your first day of work;

•
Your agreement to be bound by, and adhere to, all of Coach's policies in effect during your employment with Coach, including the Executive Stock Ownership Policy and Incentive Repayment Policy, and our Confidentiality, Information Security and Privacy Agreement; and

•	The terms and conditions of individual equity award agreements.

EXHIBIT A

Competitor List
(as of August 2014)

Burberry Group PLC
Cole Haan LLC
Diane von Furstenberg Studio, L.P.
Fast Retailing Co., Ltd.
Fung Group
The Gap, Inc.
Kering
J. Crew Group, Inc.
Kate Spade and Company
L Brands, Inc.
LVMH Moet Hennessy Louis Vuitton SA
Michael Kors Holdings Limited
PVH Corp.
Prada, S.p.A.
Proenza Schouler
Rag & Bone
Ralph Lauren Corporation
Tory Burch LLC
Tumi Holdings, Inc.
V.F. Corporation